(617) 946-4887
mkatzoff@seyfarth.com
March 2, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director Division of Corporation Finance
Re:	India Globalization Capital, Inc. Amendment No. 7 to Registration Statement on Form S-1 Registration Statement No. 333-124942
Dear Mr. Reynolds:
     India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 7 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with five paper copies of Amendment No. 7, marked to show the changes made from Amendment No. 6 to the Registration Statement which was filed with the Commission on February 14, 2006. The changes reflected in Amendment No. 7 are intended to respond to the comments set forth in your letter dated February 24, 2006 (the “Comment Letter”) and our subsequent telephone conversations with Tom Kluck and Mike Karney. The supplemental information and changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. In addition, certain additional changes have been made as described below. An earlier version of this letter was sent to Tom Kluck along with some of the interim changes to the Registration Statement for his review prior to the filing of Amendment No. 7.
     General
     1. An internal analysis of the Indian market showed that the expected size of an Indian IPO is around $90 million or more. Therefore a $120 million SPAC would be competing against an Indian company’s possible access to the Indian stock market. The Company decided that the

Securities and Exchange Commission
Attn: John Reynolds
March 2 2006

space of companies with valuations of $90 million, or more, was too limiting and competitive. Down sizing allows the Company to look at pre-IPO companies for whom immediate access to Indian capital markets is uncertain. The Company concluded that it would be best to look for companies that were at least two years away from accessing the Indian stock market. As smaller companies lack access to the Indian stock market, the Company concluded that valuations would be less and there would be more companies in the $50 million range. As a SPAC must acquire a company with at least 80% of its net asset value, this led the Company to settle on a $60 million offering. At the request of Tom Kluck and Mike Karney, we have added language to page 35 of the prospectus to incorporate a portion of the above discussion.
     2. We have revised the prospectus on page 64 to disclose that the Restricted Period under Regulation M for this offering will have ended when (i) all of the units have been sold, (ii) there are no more selling efforts, (iii) there is no more stabilization, and (iv) the over-allotment option has been exercised or has expired.
     3. The Articles of Incorporation of the Company state, in Article Seventh, that "[p]aragraphs A through E set forth below shall apply during the period commencing upon the initial public offering of the Company’s securities (the “IPO”) and terminating upon the consummation of a “Business Combination” (the “Restricted Period”) and shall not be amended during such period.” Annotated Code of Maryland, Corporations and Associations (the “Code”) section 2-602(a)(1) states, in pertinent part, that “[a] corporation may amend its charter from time to time, in any respect, provided that: (1) [t]he amendment may contain only provisions which lawfully could be contained in articles of incorporation at the time of the amendment.” Section 1-104 of the Code sets forth permissible provisions that may be included in articles of incorporation. These provisions include the following section: “(b)(1) [a]ny provision not inconsistent with the law that defines, limits, or regulates the powers of the corporation, its directors and stockholders. . . .”
     In order for a Maryland corporation that has issued stock to amend its articles of incorporation, section 2-604 of the Code requires that the board of directors set forth the proposed amendment and declares it advisable and submit the proposed amendment to a vote of the stockholders. The amendment, to become effective, must be approved by two thirds of all votes entitled to vote on the matter.
     Section 104 of the Code expressly authorizes a corporation to modify the percentage of stockholder votes required for any corporate action on which the stockholders are required to vote. Specifically, subsection (b)(4) states that “[a]ny provision that requires for any purpose the concurrence of a greater proportion of the votes of all classes or of any class of stock than the proportion required by this article for that purpose,” and (b)(5) states that “any provision that requires for any purpose a lesser proportion of the votes of all classes or of any class of stock than the proportion required by this article for that purpose, but this proportion may not be less than a majority of all votes entitled to be cast on the matter.” While this section permits provisions in the articles of incorporation that increase or decrease the percentage of stockholders required to approve an amendment to the articles of incorporation, nothing in section 104 of the Code purports to

Securities and Exchange Commission
Attn: John Reynolds
March 2 2006

authorize a provision in the articles of incorporation that eliminates, temporarily or otherwise, the right of stockholders to approve amendments to the articles of incorporation of a corporation.
     We are not aware of any Maryland case law that addresses either the enforceability under Maryland corporate law of a provision in the articles of incorporation that purports to eliminate the ability of the directors and officers to propose such an amendment, temporarily or permanently, or the validity of an amendment to the articles of incorporation made at a time during which the articles purport to prohibit amendments to the articles of incorporation. Given the absence of such case law, and the absence of any express statutory authority to eliminate the right to amend the articles of incorporation, either temporarily or permanently, it is possible that a Maryland court would uphold the validity of an amendment to the articles of incorporation notwithstanding a prohibition in the articles of incorporation on making such an amendment.
     Notwithstanding the conclusion that the Company may have the legal authority under Maryland corporate law to amend its Articles of Incorporation during the Restricted Period as defined therein, the Company views the Business Combination procedures as stated in Article Seventh of its Articles of Incorporation and as described in the prospectus as obligations to its investors that the Company will not propose to amend. We have revised the prospectus by adding a risk factor on page 10 and disclosure with respect to the Articles of Incorporation on page 42 to clarify the Company’s position.
     4. Based on the analysis set forth in response to Comment No. 3, set forth above, it is possible that under Maryland corporate law the Company may have the legal authority to amend its Articles of Incorporation during the Restricted Period to lower the 20% threshold set forth in Article Seventh A of its Articles of Incorporation.
     Notwithstanding the possibility that the Company may have that legal authority, the Company views this 20% threshold stated in Article Seventh of its Articles of Incorporation and as described in the prospectus as an obligation to its investors that the Company will not propose to lower through an amendment to its Articles of Incorporation. We have revised the prospectus by adding both a risk factor on page 10 and a separate discussion of the Articles of Incorporation in the Proposed Business section on page 42 to clarify the Company’s position.
     Use of Proceeds, page 24
     5. We have included a footnote to the “Held in trust” line item in the table indicating that the table excludes the underwriter’s non-accountable expense allowance funds being placed into the trust.
     6. We have revised the disclosure relating to the loans from the founders on page 26 and elsewhere to indicate that the loan proceeds are being deposited into the trust account rather than being used for working capital purposes.

Securities and Exchange Commission
Attn: John Reynolds
March 2 2006

     Principal Stockholders, page 53
     7. We have revised the disclosure relating to the shares owned by Parveen Mukunda, the wife of Ram Mukunda, to indicate that those shares are beneficially owned by Ram Mukunda, and the shares owned by Ram Mukunda are beneficially owned by Parveen Mukunda. Also, we have included these shares in the shares held by the officers and directors as a group.
     We have made the following changes in response to the additional comments we received from Tom Kluck and Mike Carney today:
     1. We have revised the Unit Purchase Agreement to conform with the existing disclosure in the prospectus that the purchasers in the private placement will vote the shares acquired in the private placement and thereafter in accordance with the majority of shares of common stock voted by the public stockholders. We have clarified the language on page 7 of the prospectus to explain how this prevents such purchasers from exercising conversion rights.
     2. We have revised the disclosure of the private placement in the prospectus on the front cover and elsewhere to clarify that only the officers and directors of the Company will participate in the private placement and not their nominees or designees.
     3. We have revised the disclosure in the prospectus on page 9 and elsewhere with respect to the maximum percentage of outstanding shares of Common Stock that can be converted to cash to conform to the applicable provisions of the Company’s Amended and Restated Articles of Incorporation, which measure the percentage solely on the basis of shares sold in the initial public offering rather than aggregating the shares sold in the public offering and the private placement. We have also made conforming changes to the financial information provided on pages 9 and 28-30 to reflect the revised amount of shares subject to conversion into cash. Article Seventh of the Company’s Amended and Restated Articles of Incorporation filed as Exhibit 3.1 to Amendment No. 5 to the Company’s Registration Statement on Form S-1 provides in pertinent part the following:

Securities and Exchange Commission
Attn: John Reynolds
March 2 2006

     A. Prior to the consummation of a Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the MGCL. In the event that a majority of the IPO Shares (as defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided, that the Corporation shall not consummate a Business Combination if holders representing 20% or more in interest of the IPO Shares exercise their conversion rights described in paragraph B below.
     B. Any stockholder of the Corporation holding shares of Common Stock issued by the Corporation in the IPO (such shares so issued in connection with the IPO, the “IPO Shares”) of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If so demanded, in the event that a Business Combination is approved in accordance with paragraph A above and is consummated by the Corporation, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” means the trust account established by the Corporation in connection with the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.
     In addition to the above described changes, we have made the following changes:
     1. In addition to the above described changes, we have added disclosure on pages 50 and 51 requested by the American Stock Exchange relating to:
     A. The Company’s adoption of a code of conduct and ethics and establishment of an Audit Committee;
     B. The Company’s intent that prior to establishing a nominating committee a majority of independent directors shall select, or recommend to the full Board for selection, all nominees to the Board; and
     C. The Company’s intent that prior to establishing a compensation committee a majority of independent directors shall determine, or recommend to the full Board for determination, the compensation of executive officers.
     2. We have added language on page 16 indicating that if a target company is affiliated with Ferris, Baker Watts, Inc. or SG Americas Securities, LLC that may constitute a conflict of interest leading the Board to request an opinion as to the fair market value of the target from an independent investment banking firm.

Securities and Exchange Commission
Attn: John Reynolds
March 2 2006

     3. We have provided on page 24 and elsewhere that in the event that the underwriters exercise their over-allotment option, the amount of interest that the trust can withdraw from the trust account for working capital purposes will be increased from $1,855,000 to $2,150,000.
     4. We have revised our disclosure of the value of common stock that may be converted to cash in the summary financial data table on page 9 and elsewhere to exclude the portion of the underwriters’ non-accountable expense allowance ($0.18 per share) that will be paid from the trust to stockholders who exercise their conversion rights. We have retained disclosure that the $0.18 per share is in fact payable to the stockholders exercising their conversion rights.
     5. We have filed certain exhibits consistent with the changes described above.
     The Company appreciates the staff’s comments on Amendment No. 6 to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (617) 946-4887 or Mike Blount at (312) 269-8962.
Very truly yours,
SEYFARTH SHAW LLP
Mark A. Katzoff

cc:	Tom Kluck
Mike Karney
Maureen Bauer
Terence O’Brien
Ram Mukunda
John Cherin
Michael Blount
Stanley Jutkowitz
Jay Kaplowitz
Arthur Marcus
Kristin Angelino